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                                        File No. 70-8803



                  CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION
                                BY
                   GRANITE STATE ENERGY, INC.


     In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the first quarter of 1997:


  1. Granite State Energy, Inc. (GS Energy), a New Hampshire Corporation was formed on April 22, 1996. The corporation was capitalized on June 21, 1996, when one thousand shares of GS Energy common stock were issued and sold to New England Electric System (NEES).


  2. As of March 31, 1997 NEES had purchased 1,000 shares of GS Energy common stock and made subordinated loans totaling $405,000 to GS Energy.


  3. As of March 31, 1997 GS Energy employed no permanent personnel. However, during the first quarter of 1997, the following individual was assigned on a substantially full-time basis, to perform duties on behalf of GS Energy:

                        Rosemary Caredeo

         This person was an employee of Massachusetts Electric Company during the period covered by the filing. The cost of service provided to GS Energy reflects compensation of the individuals assigned and the actual overhead costs of Massachusetts Electric Company.


  4. During the first quarter of 1997, GS Energy recorded an accrual for revenues associated with kilowatt hours sold but not yet billed. Provided in Exhibit D is the detail to kilowatt hours sold by customer class.


  5. Attached in Exhibits A through C are a balance sheet as of March 31, 1997, income statements and statements of cash flow for the quarter ended March 31, 1997 and twelve months ended March 31, 1997.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                  By:   s/Howard W. McDowell
                                       _________________________
                                       Howard W. McDowell
                                       Treasurer

  Date:  May 29, 1997